UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  DSL.NET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0005 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   262506 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Deutsche Bank AG
                             c/o DB Advisors, L.L.C.
                   280 Park Avenue, New York, New York, 10017
                                 (212) 469-7471
                              Attn: General Counsel

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 9, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 14 pages)

                                  SCHEDULE 13D


------------------------                                 -----------------------
CUSIP No.  262506 10 8                                       Page 2 of 14 Pages
------------------------                                 -----------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Deutsche Bank AG
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[X]
                                                                       (b)[ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  WC (See Item 3)
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
------------ -------------------------------------------------------------------
       NUMBER OF              7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        0  (SEE ITEM 5)
        OWNED BY           -------- --------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING                          118,421,053 (SEE ITEM 5)
         PERSON
          WITH
                          --------- --------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                          0  (SEE ITEM 5)
                          --------- --------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                          118,421,053 (SEE ITEM 5)
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  118,421,053  (SEE ITEM 5)
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         [ ]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  55.4%  (SEE ITEM 5)
------------ -------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON

                  BK
------------ -------------------------------------------------------------------

------------------------                                ------------------------
CUSIP No.  262506 10 8                                       Page 3 of 14 Pages
------------------------                                ------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DB Advisors, L.L.C.
------------ -------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ]
                                                                       (b)[X]
------------ -------------------------------------------------------------------
      3      SEC USE ONLY
------------ -------------------------------------------------------------------
      4      SOURCE OF FUNDS
                  AF
------------ -------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
------------------------ ---------- --------------------------------------------
       NUMBER OF              7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        0  (SEE ITEM 5)
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
                         ---------- --------------------------------------------

                             8       SHARED VOTING POWER

                                         118,421,053  (SEE ITEM 5)
                         ---------- --------------------------------------------

                             9       SOLE DISPOSITIVE POWER

                                         0  (SEE ITEM 5)
                         ---------- --------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                         118,421,053  (SEE ITEM 5)
------------------------ ---------- --------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  118,421,053  (SEE ITEM 5)
------------ -------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

------------ -------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  55.4%  (SEE ITEM 5)
------------ -------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                  IA
------------ -------------------------------------------------------------------

Item 1. Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to warrants to purchase a certain number of shares of common stock, par value $0.0005 per share (the "Common Stock"), of DSL.net, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 545 Long Wharf Drive, 5th Floor, New Haven, Connecticut 06511.

Item 2. Identity and Background.

This Statement is being filed by DB Advisors, L.L.C. ("DB Advisors") and Deutsche Bank AG ("Deutsche Bank", together with DB Advisors, the "Reporting Persons" and each, a "Reporting Person"). A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

DB Advisors is a limited liability company organized under the laws of Delaware, and is a wholly owned subsidiary of Deutsche Bank. Deutsche Bank is organized under the laws of the Federal Republic of Germany. The securities associated with this Statement were acquired through the London Branch of Deutsche Bank, which is licensed by the United Kingdom banking authority.

The address of the principal office of DB Advisors is 280 Park Avenue, New York, New York 10017. The address of the principal place of business of Deutsche Bank is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

The principal business activity of DB Advisors is to act as a proprietary trading group that invests in publicly listed companies undergoing financial or operational restructuring. The principal business of Deutsche Bank is the provision of financial and related services. Deutsche Bank is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies.

In addition, in accordance with Securities Exchange Act Release No. 39538 (January 12, 1998), this Statement reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank and its subsidiaries and affiliates. This filing does not reflect securities, if any, beneficially owned by any other business group of Deutsche Bank. Consistent with Rule 13d-4 under the Exchange Act, this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Exchange Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

Set forth on Schedules A-1 and A-2 to this Statement, and incorporated herein by reference, are lists of the executive officers and directors of the Reporting Persons that contain the following information with respect to each such person:
(i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship.

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on Schedules A-1 and A-2 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the terms of the Note and Warrant Purchase Agreement dated as of July 18, 2003 (the "Purchase Agreement") by and among the Company, Deutsche Bank and the investors listed on Schedule B thereto (the "Existing Investors", together with Deutsche Bank, the "Investors"), in consideration for $22,500,000, Deutsche Bank, acting through its London Branch and DB Advisors, acquired a senior secured promissory note in the principal amount of $22,500,000 (the "Note") and warrants to purchase 118,421,053 shares of Common Stock. On August 12, 2003, warrants to purchase 12,950,000 shares of Common Stock (the "Initial Warrants") were issued to Deutsche Bank. On December 9, 2003, warrants to purchase 105,471,053 shares of Common Stock (the "Subsequent Warrants", and together with the Initial Warrants, the "Warrants") were issued to Deutsche Bank. The Initial Warrants did not become exercisable until the issuance of the Subsequent Warrants and as of December 9, 2003 all of the Warrants were immediately exercisable.

All funds used by DB Advisors to acquire the above-listed securities were provided to DB Advisors by Deutsche Bank. Deutsche Bank provided the funds out of working capital.

Item 4. Purpose of Transaction.

Deutsche Bank purchased the securities covered by this Statement in order to acquire an interest in the Company for investment purposes. Deutsche Bank intends to review continuously its position in the Company. Depending on further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, Deutsche Bank may (i) exercise its right to purchase Common Stock pursuant to the Warrants, (ii) retain or dispose of all or a portion of the Note, the Warrants and/or Common Stock beneficially owned by it, subject to any applicable legal and contractual restrictions on its ability to do so in privately negotiated transactions, open market sales or otherwise or
(iii) purchase or dispose of any other securities of the Company.

Pursuant to the terms of the Amended and Restated Stockholders Agreement (the "Stockholders Agreement") by and among (i) the Company, (ii) Deutsche Bank,
(iii) the Existing Investors, (iv) the holders of shares of Series X Convertible Preferred Stock, par value $0.001 per share, of the Company (the "Series X Holders"), (v) the holders of shares of Series Y Convertible Preferred Stock, par value $0.001 per share, of the Company (the "Series Y Holders") and (vi) the holders (the "Guarantee Holders", together with the Existing Investors, the Series X Holders and the Series Y Holders, the "Majority Stockholders") of the warrants exercisable for shares of Common Stock issued in connection with the guaranty of the Company's obligations under that certain Revolving Credit and Term Loan Agreement dated as of December 13, 2002 by and between the Company and Fleet National Bank, and subject to applicable laws and regulations, Deutsche Bank has the right to designate two individuals to serve on the board of directors of the Company (the "Board of Directors") subject to certain limitations.

In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

Except as set forth in this Item 4 (including the matters described in Item 6, which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

(a) - (b) On August 12, 2003, Deutsche Bank, acting through its London Branch and DB Advisors, acquired the Initial Warrants. On December 9, 2003, Deutsche Bank, acting through its London Branch and DB Advisors, acquired the Subsequent Warrants. Based on the 95,179,736 shares of Common Stock outstanding as of November 7, 2003 and assuming that the Warrants are fully exercised, after such exercise Deutsche Bank would beneficially own approximately 55.4% of the outstanding Common Stock. DB Advisors acts as the discretionary investment manager for Deutsche Bank with respect to the Warrants and, as such, shares the power to exercise and dispose of such Warrants and the shares of Common Stock issuable upon the exercise of the Warrants, and, upon exercise of the Warrants, would share the power to vote or direct the vote of the shares of Common Stock issuable upon such exercise.

In connection with the Purchase Agreement, Deutsche Bank, acting through its London Branch and DB Advisors, entered into the Stockholders Agreement. Pursuant to the Stockholders Agreement, each of the Majority Stockholders and Deutsche Bank has agreed to vote all of its shares of voting stock of the Company in favor of certain designees of Deutsche Bank, the Series X Holders and the Series Y Holders for election to the Board of Directors. As a result of the voting and other agreements set forth in the Shareholders Agreement, the Reporting Persons may be deemed to beneficially own the shares of stock or similar securities of the Company or any securities convertible or exchangeable into or for any such stock or similar securities, or any securities carrying any warrant or right to subscribe to or purchase any such stock or similar securities, or any such warrant or right (the "Equity Securities") held by the Majority Stockholders. Each Reporting Person disclaims beneficial ownership of those Equity Securities held by the Majority Stockholders.

(c) Except for the transactions described herein, there were no transactions effected in the past sixty days in this class of securities by either Deutsche Bank or DB Advisors.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with respect to Securities of the Issuer.

The response to Item 4 of this Statement is incorporated herein by reference.

Purchase Agreement
------------------

On July 18, 2003, Deutsche Bank, acting through its London Branch and DB Advisors, entered into the Purchase Agreement relating to the sale and purchase of (i) $30,000,000 in aggregate principal amount of senior secured promissory notes and (ii) three-year warrants to purchase an aggregate of 157,894,737 shares of Common Stock at an exercise price of $0.38 per share. Pursuant to the terms of the Purchase Agreement, Deutsche Bank, acting through its London Branch and DB Advisors, agreed to purchase from the Company the $22,500,000 Note and the Warrants.

This description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which has been filed as Exhibit 2 to this Statement and is incorporated herein by reference.

Stockholders Agreement
----------------------

On July 18, 2003, Deutsche Bank, acting through its London Branch and DB Advisors, entered into the Stockholders Agreement. Pursuant to the terms of the Stockholders Agreement and subject to applicable laws and regulations, Deutsche Bank has the right to designate one or two individuals, as applicable, to serve on the Board of Directors. For so long as Deutsche Bank beneficially owns (x) an outstanding Note with an aggregate principal amount of at least $10,000,000 or
(y) at least 52,631,579 shares of Common Stock issued or issuable upon exercise of the Warrants, Deutsche Bank has the right to designate two people to serve on the Board of Directors and each of the Majority Stockholders has agreed to vote all of its shares of voting stock of the Company in favor of the election to the Board of Directors of such two designees of Deutsche Bank. If Deutsche Bank is no longer entitled to designate two directors pursuant to the preceding sentence, for so long as Deutsche Bank beneficially owns (x) an outstanding Note with an aggregate principal amount of at least $5,000,000 or (y) at least 26,315,790 shares of Common Stock issued or issuable upon exercise of the Warrants, Deutsche Bank has the right to designate one person to serve on the Board of Directors and each of the Majority Stockholders has agreed to vote all of its shares of voting stock of the Company in favor of the election to the Board of Directors of such designee of Deutsche Bank.

In addition, pursuant to the Stockholders Agreement, Deutsche Bank received certain registration rights, whereby it may notify the Company that it intends to offer or cause to be offered for public sale the shares of Common Stock issuable upon exercise of the Warrants held by it and, if applicable, that Deutsche Bank intends to distribute the Common Stock by means of an underwriting (the "Notice"). Upon receipt of such Notice, the Company is obligated to file with the SEC and use best efforts to have declared effective, a shelf registration statement on Form S-3 or, if Form S-3 is not available, on such other form that is available for use by the Company under the Securities Act of 1933, as amended (the "Act"), as expeditiously as possible, with respect to the Common Stock issuable upon exercise of the Warrants. The registration rights set forth in the Stockholders Agreement expire and terminate on July 1, 2008.

The Company has the customary "black out" rights to delay the filing or effectiveness of any registration statement under the Stockholders Agreement.

If the Company proposes to register any of its securities under the Act for sale to the public, whether for its own account or for the account of security holders other than Deutsche Bank, it must give written notice to Deutsche Bank of its intention to do so before the initial filing with the SEC of such registration statement. Deutsche Bank may request that the Company include its shares of Common Stock in such offering, and the Company shall use its best efforts to cause such Common Stock to be included in the securities to be covered by the registration statement proposed to be filed by the Company.

The Stockholders Agreement contains customary indemnification provisions for the registration rights.

This description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which has been filed as
Exhibit 3 to this Statement and is incorporated herein by reference.

Warrants
--------

As of December 9, 2003, Deutsche Bank held the Warrants to purchase 118,421,053 shares of Common Stock. The Warrants will expire July 18, 2006, have an exercise price of $0.38 per share and provide for customary adjustments upon the occurrence of mergers and consolidations, stock splits, stock dividends and other pro rata events. The Warrants also contain a net exercise provision.

This description of the Warrants is qualified in its entirety by reference to the Initial Warrants, a copy of which has been filed as Exhibit 4 to this Statement and is incorporated herein by reference, and the Subsequent Warrants, a copy of which has been filed as Exhibit 5 to this Statement and is incorporated herein by reference.

Note
----

Subject to the terms and conditions of the Purchase Agreement, the Company issued the $22,500,000 Note to Deutsche Bank on July 18, 2003. Principal on the
Note is payable in a single payment on July 18, 2006. The Note provides for an annual interest rate of 1.23% payable in cash quarterly in arrears commencing on October 18, 2003 unless the Company elects to defer payment of such interest and pay it together with the principal amount of the Note at maturity on July 18, 2006. Pursuant to the terms of the Security Agreement (discussed above), the Company's obligations under the Note are secured by a security interest in a majority of all of the personal property and assets of the Company and certain of its subsidiaries.

This description of the Note is qualified in its entirety by reference to the form of Note, a copy of which has been filed as Exhibit 6 to this Statement and is incorporated herein by reference.

Security Agreement
------------------

On July 18, 2003, the Company entered into the Agency, Guaranty and Security Agreement with the subsidiaries of the Company listed on a schedule thereto, the Investors and Deutsche Bank Trust Company Americas, as Administrative Agent for the Investors, pursuant to which the Company's obligations under the Notes are secured by a security interest in a majority of the personal property and assets of the Company and certain of its subsidiaries.

This description of the Security Agreement is qualified in its entirety by reference to the Security Agreement, a copy of which has been filed as Exhibit 7 to this Statement and is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Exhibit 1: Joint Filing Statement

Exhibit 2: Note and Warrant Purchase Agreement dated as of July 18, 2003 by and among DSL.net, Inc., the investors listed on Schedule A thereto and the investors listed on Schedule B thereto.*

Exhibit 3: The Amended and Restated Stockholders Agreement dated as of July 18, 2003 by and among (i) DSL.net, Inc., (ii) the investors listed on Schedule A and Schedule B to

___________________
* Previously filed as an exhibit to Form 8-K filed by the Company on August 4, 2003 and incorporated by reference in this Statement.

the Note and Warrant Purchase Agreement dated as of July 18, 2003, (iii) the holders of shares of Series X Convertible Preferred Stock, par value $0.001 per share of the Company, (iv) the holders of shares of Series Y Convertible Preferred Stock, par value $0.001 per share of the Company, (v) the holders of the warrants exercisable for shares of Common Stock of the Company issued in connection with the guaranty of the Company's obligations under that certain Revolving Credit and Term Loan Agreement dated as of December 13, 2002 by and between the Company and Fleet National Bank.*

Exhibit 4: Warrant granted to Deutsche Bank AG London on August 12, 2003 to purchase 12,950,000 shares of common stock, par value $0.0005 per share, of DSL.net, Inc.

Exhibit 5: Warrant granted to Deutsche Bank AG London on December 9, 2003 to purchase 105,471,953 shares of common stock, par value $0.0005 per share, of DSL.net, Inc.

Exhibit 6: Senior secured promissory note, dated as of July 18, 2003, by and among the Company and the holder of the Note.

Exhibit 7: The Agency, Guaranty and Security Agreement, dated as of July 18, 2003, by and among DSL.net, Inc., the subsidiaries of the Company listed on
Schedule 1 thereto, the investors listed on Schedule 2 thereto, and Deutsche Bank Trust Company Americas, as administrative agent for the investors.*

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:   December 19, 2003

                                            DEUTSCHE BANK AG

                                            By: /s/ Jeffrey A. Ruiz
                                               ---------------------------------
                                                Name:  Jeffrey A. Ruiz
                                                Title: Vice President


                                            DB ADVISORS, L.L.C.

                                            By: /s/ Jeffrey A. Ruiz
                                               ---------------------------------
                                                Name:  Jeffrey A. Ruiz
                                                Title: Vice President

                                  SCHEDULE A-1

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                               DB ADVISORS, L.L.C.

The following sets forth the name, business address, title and citizenship of the directors and principal executive officer of DB Advisors, L.L.C. The business address of DB Advisors, L.L.C. is 280 Park Avenue, New York, New York 10017.

NAME                           BUSINESS ADDRESS            TITLE                                   CITIZENSHIP
----                           ----------------            -----                                   -----------

Kevin Parker                   60 Wall Street              Chief Executive Officer                 United States
                               New York, New York
Roger Ehrenberg                280 Park Avenue             President                               United States
                               New York, New York
Shengbei Guo                   280 Park Avenue             Executive Vice President                China
                               New York, New York
Paul G. Bigler II              280 Park Avenue             Managing Director                       United States
                               New York, New York
Mark Cullen                    60 Wall Street              Managing Director                       Australia
                               New York, New York
Steven Morris                  60 Wall Street              Managing Director, Chief Financial      New Zealand
                               New York, New York          Officer and Treasurer
Glen MacMullin                 280 Park Avenue             Director                                Canada
                               New York, New York
Tracy C. Wills-Zapata          280 Park Avenue             Director                                United States
                               New York, New York

                                  SCHEDULE A-2

                              MANAGING DIRECTORS OF
                                DEUTSCHE BANK AG

The following sets forth the name, business address, title and citizenship of the managing directors of Deutsche Bank AG. The business address of Deutsche Bank AG is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

NAME                            BUSINESS ADDRESS           TITLE                                       CITIZENSHIP
----                            ----------------           -----                                       -----------

Dr. Josef Ackermann             Deutsche Bank AG           Chairman of the Group Executive Member of   Swiss
                                Taunusanlage 12            the Board of Managing Directors, Deutsche
                                60325 Frankfurt            Bank AG
                                The Federal Republic of
                                Germany

Dr. Tessen von Heydebreck       Deutsche Bank AG           Member of the Board of Managing             German
                                Taunusanlage 12            Directors, Deutsche Bank AG
                                60325 Frankfurt
                                The Federal Republic of
                                Germany

Dr. Hermann-Josef Lamberti      Deutsche Bank AG           Member of the Board of Managing             German
                                Taunusanlage 12            Directors, Deutsche Bank AG
                                60325 Frankfurt
                                The Federal Republic of
                                Germany

Dr. Clemens Borsig              Deutsche Bank AG           Member of the Board of Managing             German
                                Taunusanlage 12            Directors, Deutsche Bank AG
                                60325 Frankfurt
                                The Federal Republic of
                                Germany

Exhibit 1: Joint Filing Statement

Exhibit 2: Note and Warrant Purchase Agreement dated as of July 18, 2003 by and among DSL.net, Inc., the investors listed on Schedule A thereto and the investors listed on Schedule B thereto.*

Exhibit 3: The Amended and Restated Stockholders Agreement dated as of July 18, 2003 by and among (i) DSL.net, Inc., (ii) the investors listed on Schedule A and Schedule B to the Note and Warrant Purchase Agreement dated as of July 18, 2003,
(iii) the holders of shares of Series X Convertible Preferred Stock, par value $0.001 per share of the Company, (iv) the holders of shares of Series Y Convertible Preferred Stock, par value $0.001 per share of the Company, (v) the holders of the warrants exercisable for shares of Common Stock of the Company issued in connection with the guaranty of the Company's obligations under that certain Revolving Credit and Term Loan Agreement dated as of December 13, 2002 by and between the Company and Fleet National Bank.*

Exhibit 4: Warrant granted to Deutsche Bank AG London on August 12, 2003 to purchase 12,950,000 shares of common stock, par value $0.0005 per share, of DSL.net, Inc.

Exhibit 5: Warrant granted to Deutsche Bank AG London on December 9, 2003 to purchase 105,471,953 shares of common stock, par value $0.0005 per share, of DSL.net, Inc.

Exhibit 6: Senior secured promissory note, dated as of July 18, 2003, by and among the Company and the holder of the Note.

Exhibit 7: The Agency, Guaranty and Security Agreement, dated as of July 18, 2003, by and among DSL.net, Inc., the subsidiaries of the Company listed on
Schedule 1 thereto, the investors listed on Schedule 2 thereto, and Deutsche Bank Trust Company Americas, as administrative agent for the investors.*




--------
* Previously filed as an exhibit to Form 8-K filed by the Company on August 4, 2003 and incorporated by reference in this Statement.